UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)
Securities Act Rule 802 (Exchange Offer)
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)
Exchange Act Rule 14e-2(d) (Subject Company Response)
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

CHILESAT CORP S.A.
(Name of Subject Company)

The Republic of Chile
(Jurisdiction of Subject Company’s Incorporation or Organization)

Teléfonos de México, S.A. de C.V.
Telmex Chile Holding S.A.
(Name of Person(s) Furnishing Form)

Common Stock, with no par value
(Title of Class of Subject Securities)

87957Q 10 2
        (CUSIP Number of Class of Securities (if applicable))

Adolfo Cerezo Perez
Chief Financial Officer
Telefonos de Mexico, S.A. de C.V.
 Parque Via 190
Colonia Cuahtemoc
06599 Mexico, D.F. Mexico
(52) 55 5222 5144

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to
Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Nicolas Grabar
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
(212) 225-2000

May 5, 2004
(Date Tender Offer/Rights Offering Commenced)

****************************************************************************************************************

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)

Attachment	Description

A.	Prospectus - Takeover Bid for the Stock of Chilesat Corp S.A. by Telmex Chile Holding S.A., dated May 4, 2004
B.	Notice of Commencement - Takeover Bid for the Stock of Chilesat Corp S.A. by Telmex Chile Holding S.A., dated May 4, 2004

(b)

Not applicable.

Item 2.    Informational Legends

Not applicable.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Not applicable.

(2)

Not applicable.

(3)

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

                A written irrevocable consent and power of attorney on Form F-X was filed by Telefonos de Mexico, S.A. de C.V. and Telmex Chile Holding S.A. concurrently with the filing of the Form CB on May 6, 2004.

****************************************************************************************************************

PART IV — SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFONOS DE MEXICO, S.A. DE C.V.
By:	/s/ Adolfo Cerezo P.

Name Adolfo Cerezo P. Title: Chief Financial Officer Date: May 6, 2004

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELMEX CHILE HOLDING S.A.
By:	/s/ Jorge Portillo Juárez

Name Jorge Portillo Juárez Title: Attorney-in-Fact Date: May 5, 2004

TELMEX CHILE HOLDING S.A.
By:	/s/ Juan Francisco Gutiérrez Irarrázaval

Name Juan Francisco Gutiérrez Irarrázaval Title: Attorney-in-Fact Date: May 5, 2004

        *The Power of Attorney, dated April 19, 2004, is attached as Exhibit 1.

PROSPECTUS

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK

OF

CHILESAT CORP S.A.
(public company)

controlling company of
Chilesat S.A.
(public company)

BY

TELMEX CHILE HOLDING S.A.
(private company)

_________________

Telmex Chile Holding S.A. offers to buy all the shares of the sole series of Chilesat Corp S.A not already owned by it, i.e., 281,812,790 shares representing 60% of its total issued and outstanding capital at a price of $154.23 (one hundred and fifty four Chilean pesos and twenty three cents) per share, according to the terms and conditions set forth in this prospectus.

If, after reading this prospectus, you would like further information on the terms and conditions of this offer, please contact Banchile Corredores de Bolsa S.A. at (tel) 800 202820 or visit its offices located at Agustinas 975, 2nd floor, Santiago, Chile.

_________________

Santiago, May 4, 2004

This prospectus was prepared jointly by Banchile Corredores and Telmex Chile Holding S.A., in order to provide general information about the Offer, so that each shareholder may evaluate, individually and independently, whether or not to participate in it. The source material for this prospectus has been public information and information submitted to the authorities and the stock exchange by Chilesat Corp S.A., which has not been verified independently by Banchile Corredores de Bolsa S.A., who takes no responsibility for such information. The terms and conditions of the Offer appear in the notice of tender offer published in the newspapers Las Ultimas Noticias and El Mercurio de Santiago on May 4, 2004.

INDEX

Page

1.-	Summary of the Offer	3

2.-	Identification of the Bidder	3

3.-	Bidder’s Financial and Economic Information	5

4.-	Prior Relations between Chilesat Corp. and the Bidder	7

5.-	Objective of the Offer	8

6.-	Terms of the Offer	8

7.-	Price and Payment terms	10

8.-	Conditions to the Sale of Shares	11

9.-	Procedures for the Acceptance of this Offer	11

10.-	Cancellation of the Offer	13

11.-	Withdrawal Right	14

12.-	Financing of the Offer	14

13.-	Bidder’s Guarantee	14

14.-	Manager of the Offer	14

15.-	Bidders’s Independent Advisors	14

16.-	Risk Factors	15

17.-	Impact of the Offer on the Shares	15

18.-	Market Price and Dividends	15

19.-	Information Centers	16

1.          SUMMARY OF THE OFFER

On May 4, 2004, Telmex Chile Holding S.A. (hereinafter “Telmex Chile”), a wholly owned subsidiary of Teléfonos de México, S.A. de C.V., described below in the chapter, “Identification of the Bidder” of this Prospectus, published in the newspapers El Mercurio de Santiago and Las Ultimas Noticias the inception notice of the tender offer for Chilesat Corp S.A. (hereinafter “Chilesat Corp” or the “Company”), a public company with the Securities Register of the Superintendency of Securities and Insurance under number 350, whose stock exchange symbol is CHILESAT, pursuant to article 202 of Law No. 18.045 and the General Norm No. 104 of the Superintendency of Securities and Insurance (hereinafter, the “Inception Notice”).

Pursuant to article 199, letter a) of Law No. 18.045, Telmex Chile, which intends to acquire control of Chilesat Corp, and is holder of 187,875,194 shares of Chilesat Corp, corresponding to 40% of the shares issued, offers to acquire the remaining shares of the Chilesat Corp not held by Telmex Chile, through a public tender offer (hereinafter “the Offer”), described in the chapter “Terms of the Offer”. This process will be carried out by Banchile Corredores de Bolsa S.A. (hereinafter “Banchile Corredores de Bolsa”), as manager of the Offer.

The Offer described in this prospectus and in the Inception Notice is an offer to buy up to 281,812,790 shares of Chilesat Corp, representing 60% of all shares issued by Chilesat Corp (the “Shares”). This number of shares, for which there is an offer to buy, corresponds to all shares not held by Telmex Chile; consequently, this Offer does not include the application of a pro rata system in the assignment of the shares offered for sale.

The price per share is $154.23 (one hundred fifty-four Chilean pesos and twenty-three cents). This price per share offered will not pay interest nor be readjusted.

The price represents a premium as compared to the market price of the Shares, the market price of which, according to the legal definition is $132.93 (on hundred and thirty-two Chilean pesos and ninety-three cents), a premium that therefore reaches 16.02%. The premium has been fixed pursuant to the provisions of article 199 of Law 18,045 on Securities Market and of the General Norms issued by the Superintendency of Securities and Insurance Numbers 101 and 104 of January 5 and 20, 2001, respectively.

The Offer is subject to several conditions, all described in this prospectus, as indicated in the chapter “Terms of the Offer” and other chapters of this prospectus.

This prospectus contains a description of the terms of the Offer. Its objective is to provide information to the shareholders of Chilesat Corp in accordance with current legal and regulatory provisions, so that they may make an informed decision about their participation in this Offer.

If, after reading this prospectus, you need further information regarding the terms and conditions of this offer, please contact Banchile Corredores de Bolsa by phone at 800 202 820 or visit its offices located at Agustinas 975, 2nd floor, Santiago, Chile.

2.          IDENTIFICATION OF THE BIDDER

2.1          Information on the Bidder

Telmex Chile Holding S.A., taxpayer Code Number 96.901.710-5, is a wholly owned subsidiary of Telefonos de Mexico, S.A. de C.V. is not subject to the control of the Superintendency of Securities and Insurance. The company is located at Avenida Vitacura 2939, 8th floor, Las Condes, Santiago, Chile.

Its corporate purpose relates to Telecommunications.

Telmex Chile was incorporated by public deed granted on July 14, 1999 at the Santiago Notary Office of Mr. Raúl Undurraga Laso, recorded with the Commercial Register of Santiago on July 23, 1999 on page 17275 No. 13741. Its extract was published in the Diario Oficial No. 36429 of August 3, 1999.

Telmex Chile amended its bylaws, with an extract thereof being published in Diarios Oficiales Numbers 36.752, 36.895, 37.128, 37.210, 37.307 and 37.805.

The latest amendment to the by-laws was executed into a public deed on February 24, 2004 at the Santiago Notary Office of Ms. María Gloria Acharán Toledo, the extract being published in Diario Oficial No. 37.805 on March 8, 2004.

Telmex Chile is administered by a Board of Directors comprised of three members. The directors of Telmex Chile are Mr. Jaime Chico Pardo, Mexican passport No. 97000002531; Mr. Oscar Von Hauske, Mexican passport No. 98360026661; and Mr. Sergio Rodríguez Molleda, Mexican passport No. 96340033759; all domiciled at Avenida Parque Vía 190, Office 704, Colonia Cuauhtemoc, Mexico City, Mexico, and for the purposes hereof at Avenida Vitacura 2939, Eighth Floor, Las Condes, Santiago, Chile.

Its main executive and legal representative is Mr. Carlos Alberto Fernández Calatayud, Rut No. 5.213.938-4, domiciled at Avenida Vitacura 2939 8th floor, Las Condes, Santiago, Chile.

Telmex Chile does not have personnel contracted directly and the administrative, financial and accounting functions are filled by the same employees of its affiliates identified below.

Telmex Chile owns 40% of the single series shares of Chilesat Corp, which, in turn, owns 99.9997% of Chilesat S.A. and as a result, is its controlling company. Furthermore, Telmex Chile holds the following number of shares in the following Chilean companies, each of which it controls:

1.- Owns 20,494,678,517 shares of Telmex Chile Long Distance S.A.

2.- Owns 2,649,048,881 shares of Telmex Chile Networks S.A.

3.- Owns 520,565,283 shares of Telmex Chile Wireless S.A.

4.- Owns 6,666 shares of Telmex Chile Internet S.A.

5.- Owns 99 shares of Telmex Chile Telephony S.A.

All the aforementioned shares do not have series.

2.2.     Information about the Controlling Company of the Bidder

The final controller of Telmex Chile is Mr. Carlos Slim Helú and his family group, who by means of their control of Carso Global Telecom S.A. de C.V., a Mexican holding company, control Teléfonos de México, S.A. de C.V., an entity incorporated in Mexico and domiciled at Parque Vía 190, Colonia Cuauhtemoc, Mexico City, Federal District, Mexico. Carso Global Telecom S.A. de C.V. is the holder of 34.4% of the shares of Teléfonos de Mexico, S.A. de C.V. The purpose of Teléfonos de Mexico, S.A. de C.V. is to build, install, maintain, operate and utilize a public telephone and telecommunications network to provide public service of transmission of voice signals, sound, data, texts and images, at the local level, and for national and international long distance, and basic telephone services to the public.

Teléfonos de México, S.A. de C.V. was incorporated by public instrument number 34,726, executed on December 23, 1947 at Notary Office number 54 of Atty. Graciano Contreras, and recorded with the Public Register of Commerce of Mexico on January 14, 1948, under number 4, page 3, book 3, Vol. 238.

Teléfonos de México, S.A. de C.V. controls 99.99% of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (a Mexican company), which in turn controls 100% of Telnicx, S.A. de C.V. (a Mexican company), which controls 100% of Latam Telecomunicaciones, LLC (a company of Delaware, U.S.A.), which controls 100% of Latam Chile LLC (a company of Delaware, U.S.A.), which in turn controls 98.063% of Telmex Chile Holding S.A. (the Offeror). The control structure is explained in the graph below:

Teléfonos de México, S.A. de C.V. is a leading company in the telecommunications industry in Latin America with operations in Mexico, Argentina, Brazil, Colombia, Peru and the United States of America. In Chile, it is active in the telecommunications market through Telmex Chile. Through this company, it has a 40% stake in Chilesat Corp and controls 99.997% of Telmex Chile Long Distance S.A., 99.984% of Telmex Chile Networks S.A., 99.9% of Telmex Chile Internet S.A., 99% of Telmex Chile Telephony S.A. and 99.83% of Telmex Chile Wireless S.A., corporations engaged in the provision of national and international long distance telecommunication services, internet, voice, data and public telephony. The remaining percentages of the above companies belong to companies controlled by Teléfonos de México, S.A. de C.V.

3.           BIDDER’S FINANCIAL AND ECONOMIC INFORMATION

3.1.           Main Activities and Business

Telmex Chile was incorporated on June 14, 1999 and its corporate activity is the Telecommunications business. Currently, Telmex Chile holds 40% of Chilesat Corp and is the controlling company of the following Chilean companies, which also engage in telecommunications, in the following percentages:

-    Telmex Chile Long Distance S.A. 99.997%
-    Telmex Chile Networks S.A. 99.984%
-    Telmex Chile Wireless S.A. 99.83%
-    Telmex Chile Internet S.A. 99.9%
-    Telmex Chile Telephony S.A. 99%

3.2.           Financial information

Below is the summarized financial information of Telmex Chile, on an unaudited consolidated basis, for the fiscal years ended December 31, 2002 and 2003.

(In Thousands of Chilean Pesos at Historic Value)	2002	2003

Current assets	$22,977,598	$20,129,473
Fixed assets	$21,068,408	$16,982,201
Other assets	$2,913,808	$2,337,201
Total assets	$46,959,814	$39,448,875

Current liabilities	$27,861,026	$23,649,139
Long-term liabilities	$12,125,765	$11,285,431
Minority interest
Equity	$6,973,023	$4,514,305
Total liabilities and equity	$46,959,814	$39,448,875

Operating result	$(5,651,699)	$(3,894,998)
Non-operating result	$(3,838,385)	$651,521
Net profit (loss)	$(9,490,084)	$(3,243,477)

Liquidity ratios
Current ratio	0.82x	0.85x
Acid test	0.80x	0.84x

Indebtedness ratios
Indebtedness ratio	85.2%	88.6%
Short term debt /total debt	0.0%	0.0%
Long term debt/total debt	100%	100%

Profitability
Profitability of equity	-136.1%	-71.8%
Profitability of assets	-20.2%	-8.2%
Profitability of operating assets	-45.0%	-19.1%

     Source: Telmex Chile Holding S.A.

With respect to Teléfonos de México, S.A. de C.V, its summarized financial information is given on a consolidated basis for the fiscal years ended December 31, 2002 and 2003.

(in Thousands of constant Mexican Pesos at 12/31/03)	2002	2003

Current assets	$ 38,207,899	$ 39,842,602
Fixed assets	$127,021,833	$120,661,992
Other assets	$10,280,000	$25,257,397
Total assets	$ 175,509,732	$ 185,761,991

Current liabilities	$ 33,153,220	$ 37,242,232
Long-term liabilities	$78,758,313	$68,870,358

(in Thousands of constant Mexican Pesos at 12/31/03)	2002	2003

Minority interest	0	0
Equity	$63,598,199	$79,649,401
Total liabilities and equity	$175,509,732	$185,761,991

Operating result	$ 41,161,439	$ 39,538,491
Non-operating result	$(6,694,670)	$(4,069,968)
Net profit (loss)	$ 20,346,718	$ 22,449,763

Liquidity ratios
Current ratio	1.15 x	1.07 x
Acid test	1.12 x	1.05 x

Indebtedness ratios
Indebtedness ratio	63.8%	57.1%
Short term debt /total debt	16.7%	29.5%
Long term debt/total debt	83.3%	70.5%

Profitability
Profitability of equity	32.0%	28.2%
Profitability of assets	11.6%	12.1%
Profitability of operating assets	16.0%	18.6%

     Source: Bolsa Mexicana de Valores.

3.3.           Risk rating

Telmex Chile does not have a risk rating for its shares.

The shares of Teléfonos de México, S.A. de C.V. are not rated either.

3.4.            Stock exchange listing

The shares of Telmex Chile are not listed on any stock exchange.

The shares of Telefonos de Mexico, S.A. de C.V. are listed on the Bolsa Mexicana de Valores, S.A. de C.V., the Mercado de Valores Latinoamericanos (Latibex), the New York Stock Exchange and The Nasdaq Stock Market.

4.            PRIOR RELATIONS BETWEEN CHILSAT CORP AND THE BIDDER

4.1.           Stake of Chilesat Corp held by Telmex Chile

Telmex Chile holds 40% of the shares issued by Chilesat Corp.

4.2.           Form and period of time in which the bidder purchased the shares

The shares held by Telmex Chile in Chilesat Corp were purchased pursuant to the stock purchase agreement by and between Telmex Chile and Redes Ópticas S.A. and Redes Ópticas (Cayman) Corp., dated April 28, 2004.

Besides these shares, Telmex Chile does not have any other direct or indirect ownership in Chilesat Corp.

4.3.            Significant relations between the majority shareholders of Chilesat Corp and Telmex Chile

Telmex Chile is a non-controlling majority shareholder of Chilesat Corp. It has no significant relationship with the other majority shareholders of Chilesat Corp nor with persons related with them.

4.4.           Prior contacts between Telmex Chile and Chilesat Corp.

A)     Prior Contacts between Telmex Chile and Chilesat Corp.

Telmex Chile owns 40% of the issued, subscribed and paid shares of Chilesat Corp. These shares were purchased under a private agreement signed among Telmex Chile, Redes Ópticas S.A. and Redes Ópticas (Cayman) Corp. on April 28, 2004. To date, Telmex Chile is not represented in the management of Chilesat Corp., although it intends to be able to appoint directors at Chilesat Corp.

B)     Prior contacts concerning the Offer.

On April 28, 2004, Telmex Chile, and the controllers of Chilesat Corp, Redes Opticas S.A. and Redes Opticas (Cayman) Corp., signed an stock purchase agreement and an agreement of “a promise of tender offer,” a copy of each of which is available to interested shareholders in the offices of Banchile Corredores de Bolsa. Other contacts arise from the conversations held between Teléfonos de México, S.A. de C.V. and Chilesat Corp in the regular course of business in the telecommunications market.

5.            OBJECTIVE OF THE OFFER

5.1.           Objective of the Offer

The objective of this Offer is to comply with the provisions set forth in article 199 letter a) of Law No. 18.045 of the Securities Market, which establishes that “the takeover offer procedures contemplated in this Title govern the following direct and indirect acquisitions of shares, of one or more series, issued by a company that offers them to the public: a) Those that allow a person to take control of a company.” In this regard, Telmex Chile wishes to make an offer to the shareholders of Chilesat Corp in order to obtain control thereof, offering to purchase up to 60% of the shares of Chilesat Corp.

5.2. Business plan

For the next 12 months, Telmex Chile intends to continue rendering the services rendered until now by Chilesat Corp and its affiliates, increase the supply and range of products, and improve the level of quality of the telecommunications by maximizing and taking advantage of the synergies to be produced by the incorporation of the Company into the Telmex Group.

In particular:

(i)	There are no plans for the merger, reorganization or liquidation of Chilesat Corp or its affiliates;
(ii)	There are no plans to sell or transfer a relevant part of the assets of Chilesat Corp or its affiliates;
(iii)	There are no plans for any material change at Chilesat Corp or its affiliates that would imply limitations in management, the development of the business and in the rights of the shareholders;
(iv)	Telmex Chile intends to delist the shares of Chilesat Corp from the Securities Register of the Superintendency of Securities and Insurance and from the stock exchanges;
(v)	Telmex Chile intends to terminate the ADR program for the shares of Chilesat Corp that it maintains in the United States of America and delist the ADSs from the New York Stock Exchange.

6.	TERMS OF THE OFFER

6.1.	Total amount of the operation

The total consideration of the transaction, if the acquisition of 60% of the shares issued by Chilesat Corp. is consummated, will be $43,463,986,602 (forty-three billion, four hundred and sixty-three million, nine hundred and eighty-six thousand, six hundred and two Chilean pesos).

6.2.           Shares or securities concerned by the Offer

For transaction purposes, it has been considered that, according to the Shareholders’ Register of Chilesat Corp at April 2, 2004, the company has issued, subscribed and paid up to 469,687,984 shares.

Likewise, on the same date, The Bank of New York, as the depositary is the holder of title of the 6,167,563 shares represented by ADSs. There will not be a separate offer in the United States to acquire the ADSs; however, holders of ADSs may participate in the Offer by submitting instructions to the depositary, The Bank of New York.

The Offer is an irrevocable offer to purchase up to 281,812,790 shares of Chilesat Corp, which represents 60% of the total share capital issued, subscribed and paid of the company.

Telmex Chile will purchase from each accepting shareholder all the shares owned by such shareholder that the shareholder wishes to sell to Telmex Chile, without applying any proportional factor.

6.3.           Duration of the Offer

The Offer starts at 9:00 A.M. Continental Chile time, on May 5, 2004 and ends at 5:30 P.M., Continental Chile time, on June 3, 2004 (“Expiration Date”). Consequently, the Offer will remain open for a term of 30 consecutive days.

To date, Telmex Chile has not planned to extend the term in which the Offer is valid. Notwithstanding the above, should it be necessary or convenient to extend the term, as determined by Telmex Chile at its exclusive discretion, Telmex Chile will communicate the circumstances and the term of the extension (the “Extension”), by public notices published during the original period of the term of the Offer, in the same newspapers in which the Inception Notice was published.

6.4.            Result of the Offer

Telmex Chile will communicate the result of the Offer through notices (hereinafter the “Notice of Communication of Results”) that will be published pursuant to article 212 of Law No. 18,045. Upon expiration of the time the Offer is in the force, the Notice of Communication of Results will be published on the third day after the expiration of the term of the Offer, in the same newspapers in which the Inception Notice was published.

6.5.            Shareholders to whom the Offer is addressed

The Offer is addressed to all shareholders of Chilesat Corp. There will be no separate offer in the United States to acquire the ADSs of the shares of the Company. In order to participate in the Offer, holders of ADSs of Chilesat Corp will first have to effect a conversion of their certificates to Chilesat Corp shares by giving instructions to the depositary of the shares, The Bank of New York, and complying with the rules governing such conversion. The Bank of New York will also act as tender agent for those purposes and will pay the ADS holders the equivalent in U.S. dollars (based on then prevailing exchange rates) of $154.23 (one hundred fifty-four Chilean pesos and twenty-three cents) per Share, or $1,542.30 (one thousand five-hundred and forty-two Chilean pesos and thirty cents) per ADS, each ADS representing 10 shares. Additional information will be made available by The Bank of New York through a letter directed to ADS holders (the “Letter of Transmittal”).

6.6.            Materialization of the Offer

The Offer will be effected on the Commercial Stock Exchange of Santiago, Securities Stock Exchange through the “Firm Block Bid System”, as detailed in Chapter 2.2.3 of the Stock Operations Manual of that Stock Exchange.

The shareholders who wish to accept the Offer must do so only during the time in which this Offer is open, as indicated in section 6.3 of this chapter, by issuing a written firm order confirming the sale of the shares (the “Acceptance”), as well as the other documents identified in the chapter “Procedures to accept the Offer.”

Telmex Chile will only acquire, on the stock exchange and according to the Offer, those shares of Chilesat Corp that the shareholders agree to sell in this Offer, as indicated in this prospectus. With regards to the shares not acquired by Telmex Chile because they do not comply with the terms and conditions of this Offer, because Chilesat Corp does not accept the respective transfers, or because of the lapse of the Offer according to its terms, such shares will not acquire any type of right to an indemnity, payment or reimbursement from the shareholders who accepted the Offer, nor will any obligation or responsibility by implied for Telmex Chile, its proxies, agents, advisors or representatives.

At the time the shareholders accept the Offer and offer them for sale, the shares subject to the Acceptance must be registered under the name of the selling shareholder, fully paid, free of liens, prohibitions, seizures, litigation, provisional measures, conditions precedent or cancellation conditions, preferred rights of a third party, real or personal rights in favor of third parties which may be held against the bidder and in general any other circumstances that prevents or limits their free assignment or transfer, except those constituted in favor of Telmex Chile (the “Liens”). Furthermore, the shareholder must comply with the requirements established by the Depósito Central de Valores (“DCV”), the institution that maintains the Shareholders’ Register of Chilesat Corp, as necessary to carry out the transfers of shares.

The other documents required from shareholders will be delivered to the DCV, the department of shares of Chilesat Corp, in order to register the transfers and enter the shares offered for sale in the name of Banchile Corredores de Bolsa, or in the name of the stock exchange brokers that participate in the Offer, in its shareholders’ registry; which will keep them on its registry for the account of its clients (shareholders who sign the Acceptances) in order that once the Offer has been completed, the Shares will be transferred to Banchile Corredores de Bolsa, which in turn, can transfer the shares acquired to the name of Telmex Chile. If DCV has legal objections for any reasons against the transfer of shares, and the objection is not lifted within the existing term of the Offer, or the shares are not fully paid and free of Liens, or cannot be registered in the name of Banchile Corredores de Bolsa, or in the name of the stock exchange brokers that participate in the Offer, due to a violation of Chilean regulations for the registration of shares in the shareholders’ registers of open corporations, the respective Acceptance order will be automatically cancelled, considered for all purposes as if it were never made; Banchile Corredores de Bolsa or the intervening stock exchange brokerage office will be obligated to restore to the shareholder the certificates and other documents provided by the latter.

7.            PRICE AND PAYMENT TERMS

7.1.            Price of the Offer

The price per share is $154.23 (one hundred fifty-four Chilean pesos and twenty-three cents). This price will be payable in Chilean pesos, the national currency of the Republic of Chile, and will not pay interest nor be readjusted.

The price represents a premium as compared to the market price of the Shares, which market price according to the legal definition is $132.93 (one hundred thirty-two Chilean pesos and ninety-three cents), a premium which therefore reaches 16.02%. The price has been calculated in accordance with article 199 of Law 18.045 on Securities Market and General Norms (“Normas de Carácter General”) issued by the Superintendency of Securities and Insurance numbers 101 and 104, of January 5 and 20, 2001, respectively.

7.2.            Payment time and place

The price of the shares that are acquired will be paid, provided that the number of shares tendered is equal to or higher than the 213,379,654 shares of Chilesat Corp necessary to assure the acquisition of 45.4301% of the entire share capital of Chilesat Corp, and due execution by the seller of the corresponding receipt for money and release, as follows:

i.)	To the shareholders who sell their shares through acceptance orders given to Banchile Corredores de Bolsa, the price will be paid by delivering a banking check to the shareholder in its name, which will be made available to the shareholder from the second business day on the Stock Exchange after the date of publication of the Notice of Communication of Results, in their offices.
ii.)	To the shareholders who sell their shares under acceptance orders given to stock exchange brokers other than Banchile Corredores de Bolsa, the price will be paid directly by the respective stock exchange broker, from the second stock exchange business day after the publication date of the Notice of Communication of Results in their respective offices.

In any case, the selling shareholder will sign the corresponding “Form of Receipt of Money and Release”, which is available to shareholders.

8.          CONDITIONS TO THE SALE OF SHARES

The shares to be sold to Telmex Chile must be registered under the name of the accepting shareholder in the respective Shareholders Register of Chilesat Corp, fully paid and free of any Liens.

9.           PROCEDURES FOR THE ACCEPTANCE OF THIS OFFER

9.1.           Formalities to participate in the Offer and necessary documentation

The shareholders who wish to accept the Offer must do so only during its existing term.

The shareholders may accept the Offer and consequently offer to sell their shares through any broker of securities established in Chile.

A)    The shareholders who are individuals and who wish to accept the Offer and sell their shares through Banchile Corredores de Bolsa must:

i.)	issue a written order confirming the sale of their shares, duly signed, subject to the terms and conditions of this Offer, which they must deliver directly to Banchile Corredores de Bolsa;
ii.)	sign a stock share transfer in favor of Banchile Corredores de Bolsa, for all the shares they wish to sell;
iii.)	deliver to Banchile Corredores de Bolsa the following documents: (a) the original or originals of all share certificates in their possession and/or a certificate to be issued for this purpose by DCV or Chilesat Corp indicating that the certificate or certificates are deposited with said company; (b) a certificate to be issued for this purpose by the Company or DCV proving that it does not have a record in its registers that the shares are affected by Liens, authorizing their registration in the name of Banchile Corredores de Bolsa; (c) an authorized copy of both sides of the identity card of the shareholder who is a natural person, his representative, if any, or a representative of the shareholder who is a legal person, the original of which must be exhibited when signing the Acceptance. The fact that this is a true photocopy of the original must be notarized or certified by the corresponding stock exchange broker; (d) original or certified copy of the current power of attorney under which the representatives of the shareholder act, which must contain sufficient powers of representation, granted or certified by a Notary;
iv.)	in addition, the accepting shareholder must fill out the client card, in accordance with the regulations of the Superintendency of Securities and Insurance, and sign the custody contract; and
v.)	exhibit and deliver all additional background documentation required to prove their power and capacity to sell the shares.

B)      The legal persons who hold shares and that wish to accept the Offer to sell their shares through Banchile Corredores de Bolsa must:

i.)	comply with items (i), (ii) and (iii) letters (a) and (b) of letter A) above;
ii.)	exhibit the identity card or another document proving the identity of the legal representative and deliver to Banchile Corredores de Bolsa a photocopy of such document taken on both sides, notarized, which will remain in the possession of Banchile Corredores de Bolsa; and
iii.)	exhibit and deliver to Banchile Corredores de Bolsa an authorized copy of the bylaws of the company or other legal person and the current power of attorney of the legal representative who signs the transfer and other Acceptance documents, with sufficient powers, granted or certified by a Notary Public in Chile.

C)      Stock exchange brokers who wish to participate in the Offer will accumulate their own and their clients’ Acceptances. It will be the sole and direct responsibility of each stock exchange broker to verify the existence and truthfulness of the documents referred to in letters A) and B) above concerning their clients. In order to accept the Offer, stock exchange brokers will sign one or more Acceptances to Banchile Corredores de Bolsa for all the corresponding shares and will deliver them to Banchile Corredores de Bolsa, in compliance with the following requirement:

i.)	sign the Acceptances for the shares owned by them and those of their clients offered for sale;
ii.)	deliver to Banchile Corredores de Bolsa the certificate or certificates for the shares offered, if in its possession, and also the certificates issued by Chilesat Corp or DCV, as the case may be, showing the total number of shares owned by it and in its custody for the account of its clients, and the number of shares whose certificates are found in custody with Chilesat Corp or DCV and the existence of Liens affecting them;
iii.)	exhibit the identity card or other document proving the identity of the authorized representative and deliver a photocopy of this, signed by the acceptor, to Banchile Corredores de Bolsa, which will remain in the possession of Banchile Corredores de Bolsa;
iv.)	exhibit and deliver to Banchile Corredores de Bolsa a copy of the current power of attorney with sufficient powers of representation, granted or certified by a Notary Public in Chile;
v.)	deliver, duly signed, the corresponding transfer of shares, in which the broker appears as seller and Banchile Corredores de Bolsa as buyer, or make an electronic transfer of the shares through the DCV custody system; and
vi.)	fill out the client card according to Superintendency of Securities and Insurance regulations.

With respect to stock exchange brokers of Santiago’s Stock Exchange, they will be able to directly file the orders of Acceptance in accordance with the Firm Block Bid System, as detailed in Chapter 2.2.3 of the Stock Operations Manual of this stock exchange.

D)     Pension Funds, Mutual Funds and other institutional investors which must have their investments under their own name until the sale thereof, that decide to participate in this Offer, will be subject to the regulatory procedures as indicated in the applicable norms.

E)     Holders of ADSs must address The Bank of New York, depositary of the certificates, in order to instruct it how to respond to this Offer.

9.2.          Acceptances of the Offer.

The Acceptances will express the terms of the Offer and must contain at least the following special mentions:

(a)	that the selling price is $154.23 (one hundred fifty-four thousand Chilean pesos and twenty-three cents) per share, which will be paid in Chilean pesos, national currency of the Republic of Chile, and will not pay interest nor be readjusted;
(b)	that Banchile Corredores de Bolsa is authorized to fill out the record of the transfer of shares as established in the Offer. A copy of the Acceptance will remain in the possession of the accepting shareholder, as evidence of the commercial terms under which the acceptance of the Offer was given;
(c)	that the special register in effect will close at 5:30 P.M. on the Expiration Date, or at 5:30 P.M. on the last day of the Extension, if any, and from then on Acceptances will be irrevocable pursuant to the law.

9.3.          Place and Term for the Acceptance of the Offer

The shareholders of Chilesat Corp, persons natural or legal, acting directly or through stock exchange brokers, may accept the Offer through Banchile Corredores de Bolsa, at the offices located at Agustinas 975, 2nd floor, Santiago, Chile within the existing term of the Offer, Monday through Friday, between 9:00 A.M. and 6:00 P.M., with the exception of the last day of said term, in which case they will be received until 5:30 P.M. or until 5:30 P.M. in the case of an Extension.

9.4.          Return of the shares in the event of failure of the Offer

With respect to the Shares Telmex Chile is not obligated to acquire because such Shares do not comply with the terms and conditions of this Offer, they will be available to the respective shareholders immediately on or after the completion of the registration of the shares in the Register of Shareholders of Chilesat Corp, in any case, estimated at 8 consecutive days from the date of publication of the Notice of Communication of Results, without generating any type of right to an indemnity, payment or reimbursement from the shareholders who accepted the Offer, nor will any obligation or responsibility by implied for Telmex Chile, its proxies, agents, advisors or representatives.

10.           CANCELLATION OF THE OFFER

10.1.           Term of the Offer

The Offer will start on May 5, 2004, i.e., the day after the publication of the Inception Notice, and will remain valid for a term of 30 days. Thus, the Offer will end at 5:30 P.M. on June 3, 2004, as indicated in section 6.3 on the Duration of the Offer.

10.2.           Conditions for the cancellation of the Offer

This Offer is subject to the following positive and negative conditions, which must be complied with during the term or extension, as the case may be. Otherwise, the Offer may be cancelled by Telmex Chile, as the case may be, at any time during its term.

a)	Telmex Chile must receive and keep in its favor selling orders for a number of shares not less than 213,379,654 shares of Chilesat Corp, representing approximately 45.4301% of all shares issued by the Company, at the end of the term of this Offer;
b)	The bankruptcy of Chilesat Corp, Chilesat S.A. or any of their respective affiliates must not have been requested or declared;
c)	Chilesat Corp must not reduce its current stockholding in Chilesat S.A. and/or other affiliates;
d)	Chilesat S.A. and/or other affiliates must not have agreed to engage, nor engaged in the sale, alienation or delivery of the administration of the assets under any status, outside of the ordinary course of its business;
e)	The shares of the Company arising from the capital increase of Chilesat Corp decided upon in the Extraordinary Shareholders’ Meeting of September 24, 2003, other than those subscribed and paid for during the preferred share subscription option period, which ended in February 2004, must not have been placed;
f)	There is no action, lawsuit or proceeding, and there is no legal or regulatory provision or judicial or administrative resolution that (i) prevents completing the Offer, (ii) modifies the Offer substantially, including by making it more onerous for Telmex Chile, or (iii) the consummation is restricted or the legitimacy of the Offer is controversial in any manner;
g)	There must be no changes or events that reasonably could produce a significant and adverse effect on the condition (financial or otherwise), business, goods, assets, liabilities or earnings of Chilesat Corp and its affiliates;
h)	There must not be a general suspension on the relevant stock exchanges, bank moratoriums, relevant devaluations or appreciations of the Chilean peso, changes in national tax or exchange legislation; war, hostilities or other national or international crisis affecting the United Mexican States or Chile in significant terms with respect to the current situation of said countries, and other relevant exceptional situations;
i)	No modifications must have been made in the bylaws of Chilesat Corp; neither Chilesat Corp nor its affiliates have carried out or allowed the occurrence of events affecting the shares issued by them; have paid or proposed to pay dividends; have announced or decided on mergers, liquidations or other relevant operations;
j)	Latam Chile LLC does not obtain the foreign investment authorizations necessary pursuant to Decree Law 600, due to facts not imputable to it, or if applicable, pursuant to Chapter XIV of the Collection of International Exchange Rules of the Central Bank of Chile, all in order to have the funds necessary to pay the amount of the Offer;
k)	there must not have occurred facts or presented claims that may reasonably increase the liabilities of Chilesat Corp by more than US$2,000,000 or other events of the same nature.

The conditions have been established only and exclusively for the benefit of Telmex Chile, which may waive one or several of them at its discretion at any time during the duration of the Offer.

Should the Offer be cancelled pursuant to the terms of this prospectus, the procedure applied will be that described in section 9.4 Return of the Shares in the event of Failure of the Offer, to reinstate the shares.

If the conditions are met or waived, Telmex Chile will publish on the third day after the end of the existing term of the Offer the visible Notice of Communication of Results in the same newspapers in which the Inception Notice was published.

11.          WITHDRAWAL RIGHT

The shareholders of Chilesat Corp, acting directly or through a stock exchange broker, may withdraw their Acceptance fully or partially, in writing, by signing the “Withdrawal Form” made available to the shareholders. The term to withdraw ends at the time established as the Expiration Date, subject to the condition that Banchile Corredores de Bolsa, or a stock exchange broker that participates in the Offer, has received the Withdrawal Form duly signed by the shareholder on or before the term indicated for withdrawal.

In any case, if, in the term indicated for this purpose, Telmex Chile does not publish the Notice of Communication of Results, the shareholders will have the right to withdraw until the publication date of said notice.

As soon as Banchile Corredores de Bolsa, or a stock exchange broker that participates in the Offer, receives a shareholder’s Withdrawal Form within the term, and not beyond eight days from said event, it will restore, directly or through the intervening stock exchange broker office, all documents, transfers and certificates delivered by the withdrawing shareholder. Without prejudice to the aforementioned, if there is a tender offer for shares competing with the Offer, the restoration will take place at such a time and in such a form that, to the extent possible, the withdrawing shareholder will not be prevented from participating in said offer.

12.           FINANCING OF THE OFFER

Telmex Chile has the funds, from the beginning of the Term, especially provisioned for this purpose, in order to finance the total amount of the Offer; consequently, its validity is not subject to obtaining any financing.

13.           BIDDER’S GUARANTEE

Other than the payment obligation of Telmex Chile, the Offer does not establish any real or personal guarantee, in accordance with the option so established in article 204 of Law 18.045.

14.           MANAGER OF THE OFFER

Banchile Corredores de Bolsa, whose line of business is indicated in its name, Taxpayer Code No. 96.571.220-8, domiciled at Agustinas 975, 2nd floor, Santiago, acts as agent of Telmex Chile for all purposes of this Offer, being authorized to carry out the operation and answer any question concerning the Offer or its implementation.

15.           BIDDER’S INDEPENDENT ADVISORS

The following persons advised Telmex Chile in the structuring of the Offer:

Banchile Corredores de Bolsa, whose line of business in indicated in its name, Taxpayer Code No. 96.571.220-8, domiciled at Agustinas 975, 2nd floor, Santiago; Attention: Mr. Francisco Armanet Rodríguez.

Goldman, Sachs & Co., financial advisor of Telefonos de Mexico, S.A. de C.V., domiciled at 85 Broad Street, New York, NY 10004, USA, United States of America; Attention: Mr. Martin Sanchez.

Philippi, Yrarrazaval, Pulido & Brunner, Ltda., RUT No. 78.028.900-7, law firm, domiciled at Golf 40, 20th floor, Las Condes, Santiago; Attention: Mr. Juan Francisco Gutierrez Irarrazaval.

16.           RISK FACTORS

In the opinion of Telmex Chile and its advisors there are no risks related to this Offer.

17.           IMPACT OF THE OFFER ON THE SHARES

If the Offer is successful such that the bidder succeeds in acquiring at a minimum approximately 45.4301% of the shares issued by Chilesat Corp, the shares of the Company probably will have low liquidity on the stock exchange. On the contrary, if this stock takeover offer is lower than said approximate percentage of 45.4301%, the shares of Chilesat Corp will probably maintain their present liquidity and their price will not be affected.

18.           MARKET PRICE AND DIVIDENDS

18.1.           Price and stock exchange volume of Chilesat Corp.

The shares of Chilesat Corp are traded on the Bolsa de Comercio de Santiago, Bolsa Electrónica de Chile and Bolsa de Corredores de Valparaíso. Below is the stock exchange information concerning prices and volumes traded (in currency of each date) concerning the shares of Chilesat Corp during the period from January 2002 to April on those stock exchanges.

DATE
	MINIMUM PRICE (CH$)	MAXIMUM PRICE (CH$)	VOLUMEN (CH$)

VOLUMEN (No. of Shares)

2002
Jan-02	40.00	55.00	67,408,801	1,572,953
Feb-02	21.50	43.00	11,364,962	435,739
Mar-02	21.00	26.00	6,545,962	260,162
Apr-02	11.51	27.00	20,528,874	1,068,708
May-02	17.99	32.00	43,174,336	2,039,485
Jun-02	23.50	30.00	92,979,695	3,460,897
Jul-02	23.00	28.00	71,066,028	2,745,296
Aug-02[1]	25.00	270.00	12,548,254	188,790
Sep-02	250.00	270.00	81.675.347	321,705
Oct-02	250.00	260.00	1,802,900	7,050
Nov-02	199.00	205.00	23,402,535	115,912
Dec-02	167.99	220.00	5,424,789	26,583
2003
Jan-03	161.00	183.50	1,380,476,379	8,096,087
Feb-03	160.00	186.00	142,676,000	774,750
Mar-03	140.00	160.00	24,929,800	173,000
Apr-03	118.00	165.00	302,983,844	2,070,938
May-03	122.00	135.00	29,253,608	224,683
Jun-03	122.00	130.00	103,123,791	831,079
Jul-03	115.00	133.00	251,559,145	2,007,268
Aug-03	110.00	137.00	2,446,893,717	20,212,896
Sep-03	120.00	132.00	427,247,486	3,459,904
Oct-03	135.00	145.00	522,358,419	3,719,697
Nov-03	130.00	143.00	110,008,786	813,093
Dec-03	120.00	130.00	77,435,510	599,224
2004
Jan-04	110.00	144.00	149.654.713	1.106.572
Feb-04	126.00	134.00	28,345,773	222,441
Mar-04	110.00	130.00	115,702,835	930,222
Abr-04	129.00	155.00	459,610,761	3,350,777

Source: Bolsa de Comercio de Santiago, Bolsa Electrónica de Chile and Bolsa de Corredores de Valparaíso

1   On August 29, 2002, there was an exchange of shares: one new share for ten old shares.

18.2.           Dividends paid by Chilesat Corp S.A.

Chilesat Corp has not paid dividends during the period from January 2002 and April 2004.

19.           INFORMATION CENTERS

For more information concerning this Offer, interested parties should contact the offices of Banchile Corredores de Bolsa S.A., located at Agustinas 975, 2nd floor, Santiago, Chile, Monday through Friday, between 9:00 A.M. and 6:00 P.M., during the existing term of this Offer. Alternatively, those who would like more information may call telephone 800-202-820, within the same schedule indicated above, during the existing term of this Offer. Additionally, the holders of ADSs may contact the offices of The Bank of New York, at the Tender and Exchange Department, 101 Barclay Street, New York, NY 10286, Monday through Friday, between 9:00 A.M. and 6:00 P.M., during the effectiveness of this Offer or call 1-800-507-9357, during the same hours indicated above, during the existing term of this Offer.

CONTROL

TENDER OFFER FOR ACQUISITION OF SHARES OF
CHILESAT CORP. S.A., WHICH CONTROLS
CHILESAT S.A.-
BY TELMEX CHILE HOLDING S.A.
(“Notice of Commencement”)

1. Identification of Bidder and Stake in the issuer
Telmex Chile Holding S.A, hereinafter “Telmex Chile,” Taxpayer I.D. number 96,901,710-5, privately-held corporation, located at Avenida Vitacura 2939, piso 8, municipality of Las Condes, Santiago de Chile, offers to acquire all shares not currently owned by it of the only series of Chilesat Corp. S.A. (“Chilesat Corp.” or the “Company”), a corporation listed in the Securities Registry of the Superintendency of Securities and Insurance (“SVS”) with number 350, whose stock exchange mnemonic is CHILESAT, representing 60% of all shares issued by Chilesat Corp., through a tender offer for the acquisition of shares, under the terms and conditions of this notice and the prospectus (the “Prospectus”) made available to the interested shareholders and others who must be notified as required by the Securities Exchange Law and the SVS (the “Offer”).

The controlling shareholder of Telmex Chile is Latam Chile LLC, with 98.063% of the shares of Telmex Chile. In turn, the controlling shareholder of Latam Chile LLC is Latam Telecomunicaciones LLC, with 100% of the shares of Latam Chile LLC. In turn, the controlling shareholder of Latam Telecomunicaciones LLC is Telnicx, S.A. de C.V., with 100% of the shares of Latam Telecomunicaciones LLC. In turn, the controlling shareholder of Telnicx, S.A. de C.V. is Controladora de Servicios de Telecomunicaciones, S.A. de C.V., with 100% of the shares of Telnicx, S.A. de C.V. In turn, the controlling shareholder of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. is Teléfonos de México, S.A. de C.V., with 99.99% of the shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. The controlling shareholder of Teléfonos de México, S.A. de C.V. is Carso Global Telecom S.A. de C.V., with 34.4% of the shares of Teléfonos de México, S.A. de C.V. Finally, the controlling shareholder of Carso Global Telecom S.A. de C.V. is Mr. Carlos Slim Helú and his family.

For purposes of the foregoing, (a) Telmex Chile is a privately-held Chilean corporation; (b) Latam Chile LLC is a privately-held Delaware (USA) corporation; (c) Latam Telecomunicaciones LLC is a privately-held Delaware (USA) corporation; (d) Telnicx, S.A. de C.V. is a privately-held Mexican corporation; (e) Controladora de Servicios de Telecomunicaciones, S.A. de C.V. is a privately-held Mexican corporation; (f) Teléfonos de México, S.A. de C.V. is a Mexican corporation; and (g) Carso Global Telecom S.A. de C.V. is a Mexican open-end stock corporation, a holding company with investments in tobacco, mining, metallurgy, copper, copper cables, aluminum wiring, and businesses related to restaurants and department stores.

Telmex Chile is the direct owner of 40% of the shares of the only series of Chilesat Corp., which in turn owns 99.9997% of Chilesat S.A. and, therefore, controls it.

2. Objectives of the Offer
Pursuant to Article 199 letter a) of Law No. 18,045, Telmex Chile, which seeks to acquire control of Chilesat Corp., wishes to make an offer to the shareholders of Chilesat Corp. in order to obtain control thereof, offering to acquire up to 60% of the Chilesat Corp. shares, through this Offer. It is made a matter of record that on April 28, 2004, Telmex Chile and the holders of the controlling interest in Chilesat Corp., Redes Ópticas S.A. and Redes Ópticas (Cayman) Corp., signed a sales contract for 40% of the Company’s shares and a promissory agreement to hold a tender offer for acquisition of shares, copies of which are available to the interested shareholders at the offices of Banchile Corredores de Bolsa.

For the next 12 months Telmex Chile proposes to continue with the services provided up until now by Chilesat Corp. and its affiliates, increasing the supply and range of products, committing to improving the level of quality of the telecommunications products, maximizing and taking advantage of the synergies that will be produced when the Company joins Grupo Telmex.

Telmex Chile wishes to withdraw the shares of Chilesat Corp. from the SVS Securities Register and from the Securities Exchanges, to terminate the ADR program for the shares of Chilesat Corp. which it holds in the United States, and to delist said shares from the New York Stock Exchange.

3. Characteristics of the Offer.

a)	The Offer is an irrevocable offer for up to 281,812,790 shares of the only series of Chilesat Corp., representing 60% of all the company’s capital stock (the “Shares”).

b)	The total amount of the Offer shall be $43,463,986,602 (forty-three billion, four hundred sixty-three million, nine hundred eighty-six thousand, six hundred two Chilean pesos) for all the Shares, at the Price per Share established below.

c)	All the shares that he/she owns and wants to sell to Telmex Chile in accordance with this offer shall be acquired from each accepting shareholder, without application of any pro-rating factor.

d)	Term of the Offer. The Offer commences at 09:00 hrs. Continental Chile time, on May 5, 2004 and terminates at 17:30 hrs., Continental Chile time, on June 3, 2004 (“Closing date”). Therefore, the Offer shall remain open for 30 calendar days. As of this date, Telmex Chile has not contemplated extending the term of the Offer. The foregoing notwithstanding, if necessary or appropriate as determined by Telmex Chile at its sole discretion, it shall make that circumstance and the duration of the extension (the “Extension”) known through prominent notices published during the original Term of the Offer in the same newspapers in which the Notice of Commencement was published.

e)	Results of the Offer. Telmex Chile shall make the final results of the Offer known through a notice published in the El Mercurio (Santiago) and Las Ultimas Noticias newspapers on the third day after expiration of the Term of the Offer (“Notice of Results”).

f)	Shareholders to whom the Offer is addressed. The Offer is addressed to all the shareholders of Chilesat Corp. No offer shall be made on the market in the United States of America in order to acquire the ADSs of Company share certificates. To participate in the Offer, holders of ADSs of Chilesat Corp. must first convert their share certificates to shares of Chilesat Corp. by so instructing the depository of the shares, The Bank of New York, complying with applicable current regulations. The Bank of New York shall act as agent of the Offer for these purposes and shall pay the holders of ADSs the equivalent in US dollars (at the applicable exchange rate) $154.23 (one hundred fifty-four Chilean pesos and twenty-three centavos) per share, or $1,542.30 (one thousand five hundred forty-two Chilean pesos and thirty centavos) per ADS, with each ADS representing 10 shares. Additional information shall be made available by The Bank of New York by means of a letter (Letter of Transmittal) to the holders of ADSs.

g)	Execution of the Offer. The Offer shall be executed at the Santiago Stock Exchange, Securities Exchange using the “Sistema de Ofertas a Firme en Bloque” contained in Chapter 2.2.3 of this Securities Exchange Manual of Exchange Transactions in Shares. To accept the Offer, the shareholders that wish to do so shall sign and deliver to Banchile Corredores de Bolsa S.A. or another stockbroker participating in the Offer a firm written order to sell their shares (the “Acceptance”) as well as the other documents specified in the chapter “Procedure for accepting the Offer.” For this purpose the shareholders shall appear, during the term of the Offer, at Banchile Corredores de Bolsa S.A., whose offices are located at calle Agustinas 975, piso 2, Santiago, between 09:00 and 18:00 hours, Monday to Friday, except the last day of that time period, when Acceptances shall be received until 17:30 hours. Banchile Corredores de Bolsa S.A. shall receive that documentation and enter the Acceptances in a special register maintained for this purpose (the “Register”).

4. Price and Conditions of Payment.

a)	The price per share is $154.23 (one hundred fifty-four Chilean pesos and twenty-three centavos) (the “Price per Share”), payable in Chilean pesos, and said price shall not accrue interest or be subject to adjustment.

b)	The price represents a 16.02% premium with respect to the market price of the Shares, which, by legal definition, is $132.93 (one hundred thirty-two Chilean pesos and ninety-three centavos). The premium has been established in accordance with Article 199 of Law 18,045, the Chilean Securities Law, and General Regulations No. 101 and 104 dated January 5 and 20, 2001, respectively, of the Superintendency of Securities and Insurance.

c)	The price of the acquired shares shall be paid provided that the number of shares the owners agree to sell is equal to or greater than the 213,379,654 shares of Chilesat Corp. needed to acquire 45.4301% of the total capital stock of Chilesat Corp., and subject to the seller’s signing the respective receipt and final settlement of account, as follows:

i)	Shareholders who sell their shares by virtue of acceptance orders given to Banchile Corredores de Bolsa will be paid by non-transferable cashier’s check made out to the shareholder, available to the shareholder on the second market day after the date of publication of the Notice of Results, at its offices.
ii)	Shareholders who sell their shares by virtue of acceptance orders given to stockbrokers other than Banchile Corredores de Bolsa will be paid directly by the respective stockbroker, starting on the second market day after the date of publication of the Notice of Results at their respective offices.

In any event, the selling shareholder shall sign the respective “receipt and final settlement of account,” which shall be available to the shareholders.

5. Conditions of the shares that are sold.

The shares subject to the Acceptance, at the time when the shareholders accept the Offer and offer them for sale, shall be listed in the name of the accepting shareholder in the respective Shareholders Register of Chilesat Corp., fully paid-in, free of encumbrances, restrictions, attachments, claims, precautionary measures, conditions subsequent or precedent, preemptive rights of third parties, rights in rem or in personam in favor of third parties vis-à-vis the bidder and, in general, any other circumstance that impedes or limits their free cession or transfer, except those constituted in favor of Telmex Chile (the “Encumbrances”).

6. Procedure for accepting the Offer

Shareholders who wish to accept the Offer shall do so only during the specified term.

Shareholders may accept the Offer and, consequently, offer to sell their shares through any stockbroker with the securities exchanges established in Chile.

A) Individual shareholders who wish to accept the Offer and sell their shares through Banchile Corredores de Bolsa S.A. shall:
i)	draw up a firm written order for the sale of their shares, duly signed, subject to the terms and conditions of this Offer, and deliver it directly to Banchile Corredores de Bolsa S.A.;
ii)	sign a stock transfer in favor of Banchile Corredores de Bolsa S.A. for the total number of shares they wish to sell;
iii)	provide the following documents to Banchile Corredores de Bolsa S.A.: (a) original(s) of the share certificates in their possession and/or a certificate issued for this purpose by Depósito Central de Valores S.A., Depósito de Valores (“DCV”) or Chilesat Corp., attesting to the fact that the share certificate(s) are deposited with that company; (b) certificate issued for the purpose by the Company or the DCV attesting to the fact that there is no evidence in its records that the shares are subject to Encumbrances, authorizing their registration in the name of Banchile Corredores de Bolsa S.A.; (c) a copy, authorized on both sides, of the individual shareholder’s identity card, that of his/her representative, if applicable, or that of the representative of a shareholder which is a legal entity, the original of which shall be presented when the Acceptance is signed. The fact that this is an exact photocopy of the original shall be confirmed by a Notary or certified by the respective participating stockbroker; (d) original or authorized copy of the current power of attorney of the shareholders’ representatives, containing authorities sufficient for representation, executed or authorized before a Notary;
iv)	The accepting shareholder shall fill out the client record in accordance with SVS regulations and sign the custody agreement;
v)	Present and turn over all the additional particulars required to attest to his/her authority and capacity to transfer the shares.

B) Shareholders that are legal entities and wish to accept the Offer and sell their shares through Banchile Corredores de Bolsa S.A. shall:

i)	comply with numbers (i), (ii), and (iii) letters (a) and (b) of letter A above);
ii)	present the identity card or other document attesting to the identity of the legal representative and provide Banchile Corredores de Bolsa S.A. with a photocopy of both sides of such document, authorized by a Notary, which shall remain in the possession of Banchile Corredores de Bolsa S.A.
iii)	present and provide to Banchile Corredores de Bolsa S.A. an authorized copy of the articles of incorporation or bylaws of the company or legal entity and of the current power of attorney of the legal representative signing the transfer and other Acceptance documents, with sufficient authorities, executed or authorized before a Notary Public in Chile.

C) Stockbrokers who want to participate in the Offer shall gather their clients’ and their own Acceptances. It shall be the direct and exclusive responsibility of each stockbroker to verify the existence and accuracy of the documents referred to in letters A) and B) above with respect to their clients. To accept the Offer, the stockbrokers shall sign one or more Acceptances vis-à-vis Banchile Corredores de Bolsa S.A. for the total number of the respective shares and deliver them to Banchile Corredores de Bolsa S.A., meeting the following requirements:

i)	sign the Acceptances for their own and their clients’ shares that are offered for sale;
ii)	provide to Banchile Corredores de Bolsa S.A. the certificate(s) for the shares that are offered, if in their possession, as well as the certificates issued by Chilesat Corp. or the DCV, as applicable, setting forth the total number of shares they own and are holding for their clients as well as the number of shares whose certificates are in the custody of Chilesat Corp. or the DCV, and the existence of Encumbrances that affect them;
iii)	present the identity card or other document attesting to the identity of the authorized representative and provide Banchile Corredores de Bolsa S.A. with a photocopy thereof, signed by the accepting party, which shall remain in the possession of Banchile Corredores de Bolsa S.A.
iv)	present and provide to Banchile Corredores de Bolsa S.A. a copy of the current power of attorney with authorities sufficient for representation, executed or authorized before a Notary Public in Chile;
v)	turn over, duly signed, the respective stock transfer, with the seller being the stockbroker and the buyer being Banchile Corredores de Bolsa S.A., or execute an electronic transfer of the shares through the DCV custody system; and
vi)	fill out the client record in accordance with SVS regulations.

Santiago Stock Exchange brokers may deliver the acceptance orders directly in accordance with the System of Firm Offers contained in Chapter 2.2.3 of that Securities Exchange Manual of Exchange Transactions in Shares.

D)     Pension Funds, Mutual Funds, and other institutional investors that are required to have their investments in their own name until their sale, who decide to participate in this Offer, shall be governed by the procedures specified in the current regulations.

E)     Holders of ADSs shall instruct The Bank of New York, the depository of the share certificates, on how to respond to this Offer.

The Acceptances shall set forth the terms of the Offer and shall contain at least the following special information: a) that the selling price is $154.23 (one hundred fifty-four Chilean pesos and twenty-three centavos) per share, payable in Chilean pesos, not accruing interest and not subject to adjustment; b) that Banchile Corredores de Bolsa S.A. is authorized to finalize the particulars of the stock transfer pursuant to the terms of the offer. A copy of the Acceptance shall remain in the possession of the accepting shareholder as support for the commercial terms under which the Offer is accepted; c) The special register maintained for the purpose shall be closed at 17:30 hours on the closing date or 17:30 hours on the final day of the Extension, if any, and as of that time the Acceptances shall be irrevocable in accordance with law.

The shareholders of Chilesat Corp., be they individuals or legal entities, acting directly or through stockbrokers, may accept the Offer through Banchile Corredores de Bolsa S.A., in the offices located at Agustinas 975, piso 2, Santiago, during the term of the Offer, Monday to Friday, from 09:00 hours to 18:00 hours, except the last day of that time period, when acceptances shall be received until 17:30 hours, or until 17:30 hours in the event of an Extension.

The shares that Telmex Chile is not required to acquire because they are not in keeping with the terms and conditions of this Offer shall be available to the respective shareholders immediately or once the process of listing the shares in the Shareholders Register of Chilesat Corp. has concluded, if applicable, estimated at 8 calendar days counted from the date of publication of the Notice of Results, with no right to compensation, payment, or reimbursement for the shareholders who have accepted the Offer, and no obligation or liability whatsoever for Telmex Chile, its legal representatives, agents, advisors, or representatives.

7. Revocation of the Offer

This Offer is subject to the following positive and negative conditions, which must be complied with during its term or the extension, as the case may be. Otherwise, the Offer may be revoked by Telmex Chile, as appropriate, at any time during its term.

a)	Telmex Chile receives and maintains, in its favor, sell orders for not less than 213,379,654 shares of Chilesat Corp., representing approximately 45.4301% of all shares issued by the Company, at the conclusion of the term of this Offer;

b)	Bankruptcy of Chilesat Corp., Chilesat S.A., or any of their respective affiliates has not been requested or declared;

c)	Chilesat Corp. does not decrease its current stake in Chilesat S.A. and/or other affiliates.

d)	Chilesat S.A. and/or other affiliates have not agreed to effect, and have not effected, the sale, transfer, or turning over of the administration of assets, under any circumstances, outside the normal course of their operations.

e)	There has been no placement of shares of the Company resulting from the capital increase of Chilesat Corp. agreed to at the Extraordinary Shareholders’ Meeting of September 24, 2003, other than those that were signed and paid-in during the preemptive option period of share subscription, which expired in February 2004.

f)	There is no action, process, or assertion of a legal right, and there is no legal or regulatory provision or judicial or administrative resolution that (i) prevents completion of the Offer, (ii) substantially modifies the Offer, including making it more burdensome for Telmex Chile, or (iii) restricts the execution or in any way controverts the legitimacy of the Offer.

g)	There have been no changes or events that could reasonably produce a significant adverse effect on the (financial or other) situation, transactions, goods, assets, liabilities, or results of Chilesat Corp. and its affiliates.

h)	There has been no general suspension on the pertinent securities exchanges, bank moratoria, significant devaluations or appreciations of the Chilean peso, changes in national tax or exchange law; war, hostilities, or other national or international crisis that has a significant effect on the United Mexican States or Chile with respect to said countries’ current conditions, and other situations of exceptional significance;

i)	The bylaws of Chilesat Corp. have not been changed; neither Chilesat Corp. nor its affiliates have carried out or permitted the occurrence of actions that affect the shares they have issued; paid or proposed the payment of dividends; announced or agreed to mergers, liquidations, or other significant operations;

j)	Latam Chile LLC, for reasons not attributable to it, does not obtain the necessary foreign investment authorizations in accordance with Executive Order 600, or, if applicable, in accordance with Chapter XIV of the Compendium of International Exchange Regulations of the Central Bank of Chile, all for the purpose of having available the funds necessary to pay the amount of the Offer;

k)	No events have occurred and no claims have been filed that could reasonably increase Chilesat Corp.‘s liabilities by more than US$2,000,000.

The conditions have been established for the sole and exclusive benefit of Telmex Chile, which may waive one or more of them at its discretion at any time during the term of the Offer.

If the Offer is revoked in accordance with the terms of this Notice of Commencement, the procedure described in the final paragraph of number 6 above shall be followed for the return of the shares.

8. Right of Withdrawal
The shareholders of Chilesat Corp., acting directly or through a stockbroker, may totally or partially withdraw their Acceptance, in writing, by signing the “Withdrawal Form,” which is available to the shareholders. The time period for withdrawal expires at the conclusion of the term, subject to the condition that Banchile Corredores de Bolsa S.A. or another stockbroker participating in the Offer has received the Withdrawal Form, duly signed by the shareholder, on or before the deadline for withdrawal.

In any event, if, during the time period specified for such purpose, Telmex Chile fails to publish the Notice of Results, the shareholders shall have the right to retract until the date of publication of said notice.

As soon as Banchile Corredores de Bolsa S.A. or another stockbroker participating in the Offer has received, within the specified time period, a shareholder’s Withdrawal Form, and not later than eight days after receipt, it shall return, directly or through the participating stockbroker’s office, all the documents, transfers, and share certificates the retracting shareholder has turned over to them. The foregoing notwithstanding, in the event of a tender offer for acquisition of shares competing with the Offer, such return shall be effected within the time period and in a manner such that, as far as possible, it does not affect the retracting shareholder’s participation in that offer.

9. Funding of the Offer
Since the beginning of the Term, Telmex Chile has had equity capital, provided especially for this purpose, to fund the Offer and, consequently, the validity of the Offer is not conditioned on obtaining funding.

10. Guarantee
Apart from Telmex Chile’s obligation to pay, the Offer establishes no collateral or personal guarantee whatsoever in accordance with the option established in Article 204 of Law 18,045.

11. Administrator of the Offer
Banchile Corredores de Bolsa S.A., which is in the line of business indicated by its name, Taxpayer I.D. number 96,571,220-8, domiciled at Agustinas 975, piso 2, Santiago, is acting as Telmex Chile’s agent for all purposes in connection with this Offer, and is authorized to carry out the transaction and answer any question regarding the Offer or the implementation thereof.

12. Location of information
For more information about this Offer, interested parties may go to the offices of Banchile Corredores de Bolsa S.A., at Agustinas 975, piso 2, Santiago, Monday to Friday, 09:00 hrs. to 18:00 hrs., during the term of this Offer. Alternatively, those desiring more information may call 800 202 820 during the same hours, throughout the term of this Offer. In addition, holders of ADSs may go to the offices of The Bank of New York, Tender and Exchange Department, 101 Barclay Street, New York, NY 10286, Monday to Friday, 09:00 hrs. to 18:00 hrs., throughout the term of this Offer or call 1-800 507-9357 during the same hours, throughout the term of this Offer.

Copies of the Prospectus are available to the interested public at the offices of the SVS, Banchile Corredores de Bolsa S.A., Chilesat Corp., Telmex Chile, and securities exchanges.

13. Publication of notices
All publications relative to the Offer shall be made in the El Mercurio (Santiago) and Las Ultimas Noticias newspapers.

Telmex Chile Holding S.A.